UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
File No. 70-5741



REPORT FOR PERIOD July 1, 1999 to September 30,1999 PURSUANT TO RULE 24



In the Matter of


SOUTHWESTERN ELECTRIC POWER COMPANY
Shreveport, Louisiana 71156

PUBLIC SERVICE COMPANY OF OKLAHOMA
Tulsa, Oklahoma 74102

CENTRAL POWER AND LIGHT COMPANY
Corpus Christi, Texas 78401




This report is filed by Southwestern Electric Power Company (SWEPCO) on behalf of itself, Public Service Company of Oklahoma (PSO) and Central Power and Light Company (CPL) pursuant to Rule 24 promulgated under the Public Utility Holding Company Act of 1935 by the Securities and Exchange Commission pursuant to Sections 6(a), 7, 9(a) and 10 of said Act. SWEPCO's, PSO's and CPL's Application-Declaration, as further amended by post-effective amendments, in this matter proposed the filing by SWEPCO of quarterly reports to the Commission, pursuant to Rule 24 of the Act, providing as to the activities during each quarter: (a) total number of rail cars serviced by month for each of SWEPCO, PSO and CPL; (b) the amount of expenditures by month for direct labor cost, direct material cost, and indirect expenses for each of SWEPCO, PSO and CPL; (c) computation by month of allocated cost to be shared by SWEPCO, PSO and CPL on the basis of the "Cost Ratio", and (d) copies of the monthly reports furnished by SWEPCO to PSO and CPL detailing the work and charges associated with PSO and CPL rail cars assigned to the facility which were repaired during the previous month, within the context of the Rail Car Maintenance Facility Agreement between SWEPCO, PSO and CPL. This report covers the period July 1, 1999 through September 30, 1999.

                                3rd QUARTER 1999
                      SWEPCO RAIL CAR MAINTENANCE FACILITY
                                 RULE 24 REPORT


A. NUMBER OF RAIL CARS SERVICED
                             SWEPCO         CPL           PSO          TOTAL
         JULY                     104            0           464            568
         AUGUST                   401            0           170            571
         SEPTEMBER                392          119             0            511
                         -------------------------------------------------------

         TOTAL                    897          119           634          1,650
                         =======================================================

B. AMOUNT OF EXPENDITURES
    DETAIL                 SWEPCO        CPL          PSO           TOTAL
     DIRECT LABOR -
         JULY              $32,196.84        $0.00    $18,116.66     $50,313.50
         AUGUST             18,501.31            -     29,483.99      47,985.30
         SEPTEMBER          36,039.47     4,967.39      2,411.54      43,418.40
                         -------------------------------------------------------
         TOTAL             $86,737.62    $4,967.39    $50,012.19    $141,717.20
                         =======================================================

     DIRECT MATERIAL -
         JULY             $143,686.54        $0.00   $143,861.25    $287,547.79
         AUGUST            104,698.66            -    112,561.15     217,259.81
         SEPTEMBER         154,547.28    26,702.66             -     181,249.94
                         -------------------------------------------------------
         TOTAL            $402,932.48   $26,702.66   $256,422.40    $686,057.54
                         =======================================================

     OTHER DIRECT EXPENSES -
         JULY              ($7,621.11)   $2,444.72    $37,496.35     $32,319.96
         AUGUST           (100,738.27)    3,605.29    (68,727.15)   (165,860.13)
         SEPTEMBER         (10,031.23)   (2,747.88)   (27,509.06)    (40,288.17)
                         -------------------------------------------------------
         TOTAL           ($118,390.61)   $3,302.13   ($58,739.86)  ($173,828.34)
                         =======================================================

     INDIRECT EXPENSES SHARED ON
     COST RATIO
         JULY              $49,784.54        $0.00    $28,015.96     $77,800.50
         AUGUST             30,438.52            -     48,499.54      78,938.06
         SEPTEMBER          74,420.56    10,256.25      4,975.71      89,652.52
                         -------------------------------------------------------
         TOTAL            $154,643.62   $10,256.25    $81,491.21    $246,391.08
                         =======================================================

     TOTAL EXPENDITURES
         JULY             $218,046.81    $2,444.72   $227,490.22    $447,981.75
         AUGUST             52,900.22     3,605.29    121,817.53     178,323.04
         SEPTEMBER         254,976.08    39,178.42    (20,121.81)    274,032.69
                         -------------------------------------------------------
         TOTAL            $525,923.11   $45,228.43   $329,185.94    $900,337.48
                         =======================================================


C. COMPUTATION OF
     COST RATIO            SWEPCO        CPL          PSO           TOTAL
     JULY 1999
         DIRECT LABOR      $32,196.84        $0.00    $18,116.66     $50,313.50
         COST RATIO             63.99%       00.00%        36.01%        100.00%

     AUGUST 1999
         DIRECT LABOR       18,501.31            -     29,483.99     $47,985.30
         COST RATIO             38.56%       00.00%        61.44%        100.00%

     SEPTEMBER 1999
         DIRECT LABOR       36,039.47     4,967.39      2,411.54     $43,418.40
         COST RATIO             83.01%       11.44%         5.55%        100.00%

D. COPIES OF MONTHLY REPORTS

Copies of the monthly statements furnished by SWEPCO to PSO and CPL detailing charges associated with PSO and CPL rail cars are attached as Exhibits 1, 2 and 3.

                               S I G N A T U R E




As required by Order of this Commission pursuant to the Public Utility Holding Company Act of 1935, Southwestern Electric Power Company has duly caused this report to be signed on its behalf on this the 5th day of November, 1999.


                       SOUTHWESTERN ELECTRIC POWER COMPANY




                              By    /s/ R. Russell Davis
                                    ---------------------------
                                        R. Russell Davis
                                        Controller and
                                        Chief Accounting Officer

                                INDEX TO EXHIBITS




    Exhibit                                                         Transmission
    Number                          Exhibit                            Method


      1            July 1999 statement furnished by SWEPCO to        Electronic
                      PSO and CPL detailing PSO and CPL's rail car charges

      2            August 1999 statement furnished by SWEPCO to      Electronic
                      PSO and CPL detailing PSO and CPL's rail car charges

      3            September 1999 statement furnished by SWEPCO to   Electronic
                      PSO and CPL detailing PSO and CPL's rail car charges